                                                       Exhibit 12(a)

              OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
      Computation of Ratio of Earnings to Fixed Charges (Unaudited)
                              (In millions)
                                                Nine Months Ended
                                                  September 30,
                                                -----------------
                                                1996       1995
                                                ----       ----
Earnings:
Income before taxes                             $208.5     $175.4
Add (deduct):
   Income taxes of 50% owned affiliates            2.5        2.7

   Equity in (earnings) losses of less than
      50% owned affiliates                        (2.0)       2.0

   Dividends received from less than 50%
      owned affiliates                             1.6        0.7

   Interest capitalized, net of amortization      (0.1)      (0.1)

   Fixed charges as described below               45.4       47.8
                                                ------     ------

         Total                                  $255.9     $228.5
                                                ======     ======

Fixed Charges:
   Interest expense                             $ 30.4     $ 34.5

   Estimated interest factor in rent expense      15.0       13.3
                                                ------     ------

         Total                                  $ 45.4     $ 47.8
                                                ======     ======


Ratio of earnings to fixed charges                 5.6        4.8
                                                   ===        ===